Form 12b-25

                     U.S. SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   FORM 12b-25    Commission File No.: 000-21295
                                                  CUSIP No.: 884098 10 4

                           NOTIFICATION OF LATE FILING

                                  (Check One):

         [X] Form 10-K and Form 10-KSB [ ]Form 20-F [ ] Form 11-K
               [ ] Form 10-Q and Form 10-QSB [ ] Form N-SAR
         For Period Ended: December 31, 1998
         [ ] Transition Report on Form 10-K
         [ ] Transition Report on Form 20-F
         [ ] Transition Report on Form 11-K
         [ ] Transition Report on Form 10-Q
         [ ] Transition Report on Form N-SAR
         For the Transition Period Ended:____________________________

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Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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Part I - Registrant Information


Full name of Registrant                            Hungarian Broadcasting Co.
                                                -------------------------------
Former name if applicable                                      N/A
                                                -------------------------------
Address of principal executive office
  (street and number)                             1123 Broadway   Suite 902
                                                -------------------------------
City, State and Zip Code                               New York, NY 10010
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Part II - Rules 12b-25(b) and (c)


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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


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Part III - Narrative

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The registrant is unable to file its annual report on Form 10-K for the year ended December 31, 1998 in a timely manner without unreasonable effort or expense due to the registrant's current lack of financial and other resources necessary to complete such report in a timely manner.


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Part IV - Other Information


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     (1) Name and telephone number of person to contact in regard to this notification

                 Edmund C. King                      (310) 967-8000
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                     (Name)                        (Telephone Number)

     (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                               [X] Yes   [ ] No

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     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                               [X] Yes   [  ] No

     If so: Attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

    The audited financial statements of the registrant for the year ended December 31, 1997 indicated a net loss of $3.3 million. The registrant expects a loss for the year ended December 31, 1998 to exceed $14 million.

                          Hungarian Broadcasting Corp.
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                  (Name of Registrant as specified in charter)

    has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


        Date   March 31, 1999            By: /s/ Edmund C. King
               --------------               -----------------------------------
                                                 Edmund C. King
                                                 Chief Financial Officer

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                                    ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

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